FILED PURSUANT TO RULE 424(B)(3)
                                                     REGISTRATION NO. 333-108611

                                  $600,000,000

                               OMNICOM GROUP INC.
                              OMNICOM CAPITAL INC.
                              OMNICOM FINANCE INC.
               Zero Coupon Zero Yield Convertible Notes Due 2033

                    PROSPECTUS SUPPLEMENT DATED JULY 27, 2005
                      TO PROSPECTUS DATED NOVEMBER 5, 2003

      The selling securityholders table on pages 33-34 of the prospectus is hereby further amended to update the information to include the following entity as a selling securityholder in the prospectus and to list its total amount of Zero Coupon Zero Yield Convertible Notes due 2033:

                                                        AGGREGATE
                                                     PRINCIPAL AMOUNT                           COMMON            COMMON
                                                       OF NOTES AT         PERCENTAGE           STOCK             STOCK
                                                      MATURITY THAT         OF NOTES        OWNED PRIOR TO      REGISTERED
NAME                                                   MAY BE SOLD         OUTSTANDING        CONVERSION         HEREBY(1)
----                                                 ----------------      -----------      --------------      ----------
Salomon Brothers Asset Management, Inc. (2)              1,250,000              --                --               12,135
UBS AG London F/B/O HFS                                 10,000,000            1.67                --               97,087

----------
*     Less than 1%

(1)   Assumes conversion of all the holder's notes at a conversion rate of
      9.7087 shares of common stock per $1,000 principal amount at maturity of the notes. Upon conversion, the holders will receive cash for the initial principal amount of the notes and cash or shares representing the difference between the conversion value and the initial principal amount of the notes. This conversion rate will be subject to adjustment as described under "Description of the Notes -- Conversion Rights." As a result, the amount of common stock issuable or cash amount payable upon conversion of the notes may increase or decrease in the future.

(2) Salomon Brothers Asset Management, Inc., or SBAM, is an affiliate of Citigroup Global Markets Inc., one of the initial purchasers of the notes. SBAM was previously listed as holding $6,125,000 of the notes. SBAM acts as a discretionary investment advisor for General Motors Investment Corp., on whose behalf SBAM holds $1,000,000 aggregate principal amount of the notes and Smith Barney Convertible Fund, on whose behalf SBAM holds $250,000 aggregate principal amount of the notes. Accordingly, SBAM may be deemed to be the beneficial owner of all $1,250,000 aggregate principal amount of the notes.

      The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the notes and common stock may be known by certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change over time. Any changed information will be set forth in supplements of amendments to this prospectus.